Fourth Quarter and Full Year 2022 Earnings Presentation February 14, 2022

Disclaimer This presentation contains forward - looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others . By their nature, forward - looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control . Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looking statements and there can be no assurance that such forward - looking statements will prove to be correct . Accordingly, you should not place undue reliance on forward - looking statements . The forward - looking statements included herein speak only as at the date of this presentation and we do not undertake any obligation to update these forward - looking statements . Past performance does not guarantee or predict future performance . Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation . Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U . S . Securities and Exchange Commission (the “SEC”) from time to time, including in the section titled “Risk Factors” in our latest fillings with the SEC . These documents are available on the SEC Filings section of the investor relations section of our website at : https : //ir . vincipartners . com/financials/sec - filings . We have prepared this presentation solely for informational purposes . The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or affiliates, not should it or any part of it form the basis of, or be relied on, in connection with any contract to purchase or subscribe for any of our securities or securities of any of our subsidiaries or affiliates, nor shall it or any part of it form the basis of, or be relied on, in connection with any contract or commitment whatsoever . This presentation also includes certain non - GAAP financial information . We believe that such information is meaningful and useful in understanding the activities and business metrics of our operations . We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of our business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting our business . Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in our business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in our industry, many of which present these measures when reporting their results . The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements . The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited . A reconciliation of such non - GAAP financial measures to the nearest GAAP measure is included in this presentation . 2

3 Presenters Alessandro Horta Chief Executive Officer Sergio Passos Chief Operating Officer & Chief Financial Officer Bruno Zaremba Private Equity Chairman & Head of Investor Relations

Opening Remarks

5 Vinci Partners ends 2022 with solid growth against local markets, pushed by fundraising across Private Market strategies DEPS² FY22 R$4.47 R$ 63 bn AUM¹ Vinci Partners ended the fourth quarter of 2022 with R$63 bn in AUM¹ , a 10% growth year - over - year. Our business has proven to be profitable even in tougher macro scenarios, with increasingly amounts of free cash flow driving attractive quarterly dividend distribution to shareholders. Quarterly Dividend US$0.17 Per share Vinci achieved several important milestones across Private Market strategies over the year: 6.5 % LTM Dividend Yield ³ +9 % YoY +10 % YoY R$7.8 bn Additional AUM across Private Markets funds FY’22 New Capital Subs.: R$5.8 bn Acquisitions: R$2.0 bn Roughly 40% of Vinci’s new capital subscriptions came from our local institutional investor base, with highlights to the activation of Anchor Investments such as BNDES across new strategies (VICC and Vinci Credit Infra), configuring up to R$1.9 billion in capital commitments. The fourth vintage in the Private Equity flagship strategy, VCP IV, activated in June 2022, has already closed its first investment in Arklok , a leading Hardware - as - a - Service company in Brazil. Vinci closed its first M&A transaction since the IPO, with the acquisition of Vinci SPS , which added R$2 billion in AUM and filled a strategic gap within our Private Markets product offering. Vinci raised close to R$800 million across REITs over the year , with the launch of new strategies in the Credit segment and stock transactions in Real Estate. See notes and definitions at end of document

6 Why VRS? VRS launch to increase Vinci's exposure to the growing Pension Plan industry Brazilian complementary open - ended pension plan industry represents over R$1 trillion in total addressable market , growing at a double - digit rate in the last few years Secular trend of decentralization from incumbent banks, that currently hold 90% of total market share which is gradually shifting to independent insurers Lack of independent alternative players offering open - ended pension plans in Brazil , due to the market's sharp entry barriers such as expertise and structuring requirements Why expand into Open - Ended Pension Plans? ▪ Digital, simplified and tailor - made allocation ▪ Best - in - class technological set up ▪ Experience designed to customize full life cycle and pension retirement goals according to risk tolerance metrics ▪ Superior cost efficiency to the beneficiary by using low - cost passive funds as part of the asset allocation matrix

7 Vinci Retirement Services is expected to launch in early 2023 ▪ VRS will offer tailor made solutions designed to fit every investor profile and help individuals reach their retirement goals ▪ Costumers will have easy access to information to enhance the user experience and quick responses regarding plans’ approval, customization and portability ▪ Individualized advisory assistance for costumers, backed by a tech advisor mechanism and specialists in asset allocation ▪ An innovative and 100% digital product, with a user - friendly navigation and singular design Product Overview ▪ VRS is in final stages of beta testing, and it is expected to launch in the first quarter of 2023 Product Launch ▪ First pool of users will come from Vinci’s High - Net - Worth individual investor base, followed by corporate clients

Financial Highlights

9 (R$ thousands, unless mentioned) 4Q'21 3Q'22 4Q'22 ∆ YoY(%) FY’21 FY’22 ∆ YoY(%) Net revenue from management fees 91,594 95,361 99,640 9% 361,070 371,501 3% Net revenue from advisory fees 20,148 7,267 4,394 (78)% 66,755 21,994 (67)% Total Fee Related Revenues 111,742 102,628 104,034 (7)% 427,825 393,495 (8)% Segment personnel expenses (6,021) (6,509) (6,163) 2% (22,246) (25,454) 14% Other G&A expenses (4,717) (4,725) (4,977) 6% (17,512) (18,383) 5% Corporate center expenses (23,642) (22,067) (22,592) (4)% (80,599) (84,770) 5% Bonus compensation related to management and advisory (23,367) (19,798) (18,981) (19)% (84,969) (73,318) (14)% Total Fee Related Expenses (57,747) (53,099) (52,713) (9)% (205,327) (201,925) (2)% FEE RELATED EARNINGS (FRE) 53,995 49,529 51,321 (5)% 222,498 191,570 (14)% FRE Margin (%) 48.3% 48.3% 49.3% 52.0% 48.7% FRE per share¹ (R$/share) 0.96 0.89 0.93 3.94 3.45 Net revenue from performance fees 3,448 31 7,558 119% 37,633 14,600 (61)% Performance based compensation (1,094) (537) (3,558) 225% (14,001) (6,554) (53)% PERFORMANCE RELATED EARNINGS (PRE) 2,354 (506) 4,000 70% 23,632 8,046 (66)% PRE Margin (%) 68.3% N/A 52.9% 62.8% 55.1% ( - ) Unrealized performance fees 10,166 2,571 1,683 (83)% 7,715 3,618 (53)% (+) Unrealized performance compensation (3,605) (910) (593) (84)% (2,733) (1,278) (53)% (+) Realized GP investment income 11,973 5,738 7,462 (38)% 13,851 20,171 46% SEGMENT DISTRIBUTABLE EARNINGS 74,883 56,422 63,873 (15)% 264,964 222,127 (16)% Segment DE Margin (%) 54.5% 50.8% 52.9% 54.4% 51.4% (+) Depreciation and amortization 1,127 1,223 1,803 60% 3,917 4,986 27% (+) Realized financial income 9,531 31,726 10,235 7% 28,729 86,958 203% ( - ) Leasing expenses (2,953) (2,297) (2,190) (26)% (12,281) (9,359) (24)% ( - ) Other financial expenses² 140 (1,689) (3,537) N/A (319) (5,718) 1,692% ( - ) Non - recurring expenses³ – (523) – N/A – (6,594) N/A ( - ) Income taxes (excluding related to unrealized fees and income) (14,213) (12,020) (14,392) 1% (52,775) (50,077) (5)% DISTRIBUTABLE EARNINGS (DE) 68,515 72,842 55,792 (19)% 232,234 242,323 4% DE Margin (%) 46.7% 51.0% 42.6% 45.0% 46.7% DE per share (R$/share) 4 1.22 1.32 1.01 4.10 4.37 (+) Non - recurring expenses³ (including Income Tax effect) – 353 – N/A – 5,425 N/A ADJUSTED DISTRIBUTABLE EARNINGS 68,515 73,195 55,792 (19)% 232,234 247,747 7% Adjusted DE Margin (%) 46.7% 51.3% 42.6% 45.0% 47.8% Adjusted DE per share (R$/share) 1.22 1.32 1.01 4.10 4.47 Fourth Quarter and Full Year 2022 Segment Earnings See notes and definitions at end of document

10 ▪ Total assets under management (“AUM”) of R$63.1 billion, up 10% year - over - year. ▪ Fee - Earning AUM (“FEAUM”) of R$59.4 billion, up 8% year - over - year. ▪ New capital subscriptions of R$ 1.7 billion in the quarter and R$5.8 billion over the FY’22 . ▪ Capital Return of R$ 338 million in the quarter and R$1.9 billion over the FY’22. ▪ Performance fee - eligible AUM (“PEAUM”) of R$35.9 billion at the end of the quarter. ▪ Net cash and net investments of R$1.2 billion (R$22.63/share) at the end of the quarter. Fourth Quarter and Full Year 2022 Highlights ▪ Fee - related revenues of R$104.0 million in the fourth quarter, up 1% quarter - over - quarter and down 7 % year - over - year. x Management fees were R$99.6 million in the fourth quarter, up 4% quarter - over - quarter and 9% year - over - year. ▪ FRE was R$ 51 .3 million in the 4Q'22 , up 4% quarter - over - quarter and down 5% year - over - year, given higher contributions from advisory fees in 2021. ▪ Distributable Earnings (“DE”) of R$ 55 .8 million (R$1.01/share) in the quarter, down 19% year - over - year. x Adjusted DE was R$ 247.7 million (R$ 4.47 /share) over the FY’22, up 7 % year - over - year. Financial Measures Capital Metrics Capital Returned to Shareholders ▪ Quarterly dividend of US$0.17 per common share payable on March 15, 2023. ▪ Total capital used for share repurchases of R$14.7 million in the 4Q'22.

11 18 22 2 3 7 7 27 32 4Q'21 4Q'22 5-10 Years 10+ Years Perpetual or quasi-perpetual 20 25 11 10 24 24 55 59 4Q'21 4Q'22 Private Markets Liquid Strategies IP&S 22 29 12 10 24 24 57 63 4Q'21 4Q'22 Private Markets Liquid Strategies IP&S We continue to see AUM expansion across the platform, with highlight to long - term products ▪ Total assets under management (AUM) of R$63.1 billion, up 10% year - over - year, driven primarily by strong fundraising coming from Private Markets funds and the acquisition of Vinci SPS. ▪ Total Fee - Earning AUM (FEAUM) of R$59.4 billion, up 8% year - over - year. ▪ Total Long - Term AUM of R$31.9 billion in the 4Q’22, up 20% year - over - year. Long - Term AUM currently represents 51% of Vinci Partn ers’ total AUM, which translates into more predictable and recurring revenues. AUM 4Q'22 vs 4Q'21 ( R$bn ) Fee - Earning AUM 4Q'22 vs 4Q'21 ( R$bn ) Long - Term AUM¹ 4Q'22 vs 4Q'21 ( R$bn ) + 10% + 8% +20% See notes and definitions at end of document

12 34% 24% 23% 11% 8% Local Institutional HNWI Institutional Offshore Allocators & Distributors Public market vehicles 27% 13% 7% 2% 4% 21% 15% 6% 5% Private Equity Real Estate Credit Vinci SPS Infrastructure IP&S Public Equities Hedge Funds Advisory 22% 9% 8% 3% 3% 38% 12% 5% Our AUM base favors alpha - driven strategies, while our revenue profile is management fee - centric Our platform is highly diversified across different strategies and clients 53 % of net revenues come from private market strategies ² 51 % of AUM is in long term products ¹ AUM diversified across five different distribution channels AUM 4Q'22 Net Revenues FY'22 See notes and definitions at end of document AUM 4Q'22

13 89% 11% Private Equity Infrastructure Vinci holds a strong long - term upside from realization of performance fees in private market funds Gross Accrued Performance Fees – Private Market Funds ▪ Performance fee receivable increased to R$167.5 million in the 4Q'22, an 8% increase quarter - over - quarter, driven mostly by appr eciation in the VCP III strategy. ▪ The VCP strategy¹ in Private Equity accounted for R$149.0 million in accrued performance fees, or 89% of total performance fe es. ▪ Vinci Partners had, as of 4Q'22, R$11 billion in performance eligible AUM coming from Private Markets’ funds still within inv est ment period. ▪ Accrued performance fees coming from the Infrastructure strategy are the only fees booked as unrealized in the company's bala nce sheet as of the fourth quarter of 2022, following IFRS 15 rules. Private Equity accrued performance fees reflect the funds' most recent mark and are not booked in the company's balance sheet ye t. R$167.5 mm Accrued Performance Fees (R$ mm) Accrued Performance Fees by Strategy (%) Vinci Partners recognizes the performance revenue according to IFRS 15 . Unrealized performance fees are recognized only when is highly probable that the revenue will not be reversed in the Income Statement . The fund FIP Infra Transmissão in Infrastructure had R $ 15 . 5 million as of the end of the fourth quarter of 2022 booked as unrealized performance fees in the company ´ s balance sheet . Accrued performance fees shown for Private Equity funds of R $ 149 . 0 million and for the Infrastructure fund VIAS, of R $ 2 . 7 million, as of the end of the fourth quarter of 2022 have not been booked as unrealized performance fees in the company ´ s balance sheet . See notes and definitions at end of document

14 361 372 67 22 428 393 FY'21 FY'22 Management fees Advisory fees 92 100 20 4 112 104 4Q'21 4Q'22 Management fees Advisory fees Fee Related Revenues Management fees remain the main contributor to revenues, accounting for 91% of total revenues over the FY’22 ▪ Fee related revenues totaled R$104.0 million in the quarter, up 1% quarter - over - quarter. Management fees accounted for R$99.6 mi llion in the quarter, an increase of 4% quarter - over - quarter, fueled by a complete quarter of revenues for Vinci SPS, which impacted partially third quarter numbers. ▪ Fee related revenues were down 7% year - over - year due to a higher contribution from advisory fees in the 4Q'21. Management fees w ere up 9% year - over - year. ▪ Fee related revenues accounted for R$393.5 million over the FY’22, down 8% when compared to the FY’21, driven by stronger dea l a ctivity in 2021, resulting in higher advisory fees in the period. Management fees were up 3% year - over - year. (78)% YoY + 9% YoY (67)% YoY + 3% YoY Fee Related Revenues 4Q'22 vs. 4Q'21 ( R$mm ) Fee Related Revenues FY’22 vs. FY’21 ( R$mm )

15 Operating Expenses ▪ Total operating expenses of R$56.3 million in the quarter, down 4% year - over - year. ▪ Total operating expenses of R$208.5 million during the FY'22, a decrease of 5% when compared to the FY’21. ▪ Disregarding bonus compensation, Personnel, Corporate center and G&A expenses were up 7% year - over - year, consistent with inflati on in the period. Total Expenses FY'22 vs. FY'21 YTD (R$mm) (5)% (4)% 24 23 24 23 6 6 5 5 59 56 4Q'21 4Q'22 Bonus compensation Corporate center Segment Personnel expenses Other G&A 99 80 81 85 22 25 18 18 219 208 FY'21 FY'22 Bonus compensation Corporate center Segment Personnel expenses Other G&A Total Expenses 4Q'22 vs. 4Q'21 ( R$mm )

16 43 52 11 1 (1) 54 51 4Q'21 4Q'22 FRE Asset Management FRE Advisory FRE VRS Fee Related Earnings (FRE) ▪ Fee Related Earnings (FRE)¹ of R$51.3 million (R$0.93/share) in the quarter, up 4% quarter - over - quarter, driven by fundraising a cross Private Markets in the quarter, combined with the full impact from the Vinci SPS acquisition². ▪ FRE in the 4Q'22 was down 5% year - over - year. This decrease comes primarily from the Financial Advisory segment, following record revenues posted in the 4Q'21. Considering only the asset management segments³, FRE would be up 22% year - over - year. ▪ FRE Margin was 49% for the 4Q'22, an increase of 1.0 percentage point when compared to the 4Q'21. On a comparable basis, FRE mar gin disregarding our investments into the VRS segment, would be 51%. See notes and definitions at end of document FRE per share ¹ R$0.93 R$0.96 186 189 36 8 (6) 222 192 FY'21 FY'22 49% 48% R$3.45 R$3.94 49% 52% (77)% YoY + 2% YoY Fee Related Earnings 4Q'22 vs. 4Q'21 (R$mm) Fee Related Earnings FY’22 vs. FY’21 (R$mm) (94)% YoY + 22% YoY % FRE margin N/A N/A

17 24 8 FY'21 FY'22 2 4 4Q'21 4Q'22 Performance Related Earnings (PRE) ▪ Performance related earnings (PRE)¹ of R$4.0 million in the quarter, up 70% year - over - year. ▪ PRE¹ was R$8.0 million (R$0.07/share) over the FY’22, down 66% when compared to the FY’21, that posted higher contributions c omi ng from international exclusive mandates in IP&S, which did not occur in 2022. Performance Related Earnings 4Q'22 vs. 4Q'21 (R$mm) Performance Related Earnings FY'22 vs. FY'21 (R$mm) % PRE margin 55% 63 % PRE per share¹ R$0.04 R$0.07 R$0.42 R$0.15 See notes and definitions at end of document 53% 68% (66)% +70%

18 Realized GP Investment and Financial income ▪ Realized GP Investment¹ and Financial income² of R$17.7 million in the 4Q'22, down 18% year - over - year, driven by realizations in FIP Infra Transmissão, which occurred in the 4Q’21. ▪ Realized GP Investment income of R$7.5 million in the quarter, coming primarily from dividend distributions of the company’s pro prietary stake in listed REITs. ▪ Realized GP Investment¹ and Financial income² accounted for R$107.1 million over the FY’22 , up 152% when compared to the FY’ 21, driven mostly by the hike in interest rates over the year. See notes and definitions at end of document Realized GP Investment¹ and Financial income² 4Q'22 vs 4Q'21 ( R$mm ) (18)% + 152% 10 10 12 7 22 18 4Q'21 4Q'22 Realized Financial Income Realized GP Investment Income 29 87 14 20 43 107 FY'21 FY'22 Realized Financial Income Realized GP Investment Income Realized GP Investment¹ and Financial income² FY '22 vs FY'21 ( R$mm )

19 Adjusted Distributable Earnings (DE) ▪ Distributable Earnings (DE)¹ of R$55.8 million (R$1.01/share) in the quarter, down 19% year - over - year, due to higher advisory fe es and higher realized GP investment income in the fourth quarter of 2021. ▪ DE margin for the quarter was 43%, down 4.1 percentage points when compared to the 4Q'21. Adjusted DE margin was 48% in the F Y'2 2, an increase of 2.7 percentage points compared to the FY'21. ▪ Adjusted DE was R$247.7 million (R$4.47/share) in the FY'22, up 7% when compared to the FY'21. Adjusted Distributable Earnings (DE) 4Q'22 vs. 4Q'21 ( R$mm ) Adjusted Distributable Earnings (DE) FY'22 vs. FY'21 (R$mm) Adjusted DE per share² (19)% % Adjusted DE margin R$1.22 R$1.01 + 7% 48% 45% R$4.10 R$4.47 See notes and definitions at end of document 43% 47% 232 248 FY'21 FY'22 69 56 4Q'21 4Q'22

20 23.16 22.63 3Q'22 4Q'22 Net Cash and Net Investments per share 5 (R$/share) Share Repurchase Activity (in R$ million, unless mentioned) 3Q'22 4Q'22 Total Shares Repurchased (number of shares) 220,098 278,122 Total Capital Used for Share Repurchases 11.9 14.7 Remaining Share Repurchase Plan Authorization 44.5 29.8 Average Price Paid Per Share (US$) 10.3 10.0 (in R$ millions, unless mentioned) 3Q'22 4Q'22 Cash and cash equivalents¹ 97.4 123.4 Net Investments 1,307.8 1,249.7 Liquid funds² 984.5 918.8 GP Fund Investments³ 323.3 330.9 Debt Obligations 4 (122.9) (126.8) Net Cash and Net Investments 1,282.3 1,246.4 Net Cash and Net Investments per share 5 (R$/share) 23.16 22.63 Balance Sheet Highlights ▪ As of December 30, 2022, Vinci Partners had R$1.2 billion (R$22.63/share) in total net cash and net investments, that compris e c ash, cash equivalents, net investments (liquid funds and GP fund investments at fair value) and debt obligations. ▪ Vinci Partners repurchased 278,122 shares in the quarter with an average share price of US$10.0. As of December 30, 2022, the co mpany had R$29.8 million remaining in its current authorized share repurchase plan. See notes and definitions at end of document

Segment Highlights

22 59% 19% 19% 3% Private Markets Liquid Strategies IP&S Financial Advisory 56% 19% 21% 4% Financials by segment ▪ Fee Related Earnings (FRE), disregarding Vinci Retirement Services segment, were R$197.6 million over the FY'22, with 56% of FRE coming from Private Markets, followed by IP&S accounting for 21%, Liquid Strategies for 19% and Financial Advisory for 4%. ▪ Segment Distributable Earnings, disregarding Vinci Retirement Services segment, were R$228.1 million over the FY'22, with 59% co ming from Private Markets’ strategies, followed by IP&S and Liquid Strategies both accounting for 19% and Financial Advisory for 3%. Segment Distributable Earnings FY'22 by Segment Fee Related Earnings (FRE) FY'22 by Segment R$198 mm R$228 mm

23 Private Equity 48% Real Estate 20% Credit 18% Vinci SPS 7% Infrastructure 7% Private Markets' AUM (R$ thousands, unless mentioned) 4Q'21 3Q'22 4Q'22 ∆ YoY (%) FY'21 FY'22 ∆ YoY (%) Net revenue from management fees 49,439 52,949 59,699 21% 194,483 207,061 6% Net revenue from advisory fees 1,684 560 1,756 4% 5,653 3,057 (46)% Total Fee Related Revenues 51,123 53,509 61,455 20% 200,136 210,118 5% Segment personnel expenses (2,672) (3,148) (3,050) 14% (10,571) (11,857) 12% Other G&A expenses (2,470) (2,549) (2,194) (11)% (11,373) (9,909) (13)% Corporate center expenses (10,639) (11,287) (12,790) 20% (38,456) (44,458) 16% Bonus compensation related to management and advisory (8,410) (9,662) (9,756) 16% (33,762) (34,151) 1% Total Fee Related Expenses (24,191) (26,646) (27,790) 15% (94,163) (100,375) 7% FEE RELATED EARNINGS (FRE) 26,932 26,863 33,664 25% 105,973 109,743 4% FRE Margin (%) 52.7% 50.2% 54.8% 53.0% 52.2% Net revenue from performance fees 1,768 (2,559) 3,660 107% 4,984 3,459 (31)% Realized performance fees 11,934 11 5,343 (55)% 12,699 7,077 (44)% Unrealized performance fees (10,166) (2,571) (1,683) (83)% (7,715) (3,618) (53)% Performance based compensation (476) 905 (1,459) 207% (1,547) (1,389) (10)% PERFORMANCE RELATED EARNINGS (PRE) 1,292 (1,654) 2,201 70% 3,437 2,070 (40)% PRE Margin (%) 73.1% 64.6% 60.1% 69.0% 59.8% ( - ) Unrealized performance fees 10,166 2,571 1,683 (83)% 7,715 3,618 (53)% (+) Unrealized performance compensation (3,602) (910) (593) (84)% (2,733) (1,278) (53)% (+) Realized GP investment income 11,973 5,738 7,462 (38)% 13,851 20,171 46% SEGMENT DISTRIBUTABLE EARNINGS 46,761 32,607 44,418 (5)% 128,244 134,324 5% Segment DE Margin (%) 62.3% 55.0% 64.5% 59.9% 58.3% ASSETS UNDER MANAGEMENT (AUM R$millions) 21,991 27,603 28,685 30% 21,991 28,685 30% FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions) 20,007 24,183 25,259 26% 20,007 25,259 26% AVERAGE MANAGEMENT FEE RATE (%) 0.97% 0.87% 0.90% 0.97% 0.89% FULL TIME EMPLOYEES 49 62 65 33% 49 65 33% Private Markets R$29 bn AUM ▪ Fee related earnings (FRE) of R$33.7 million in the quarter, up 25% year - over - year, driven by a combination of the strong fundra ising over the year and the acquisition of Vinci SPS. ▪ FRE was R$109.7 million over the FY’22, an increase of 4% when compared to the FY’21. ▪ Segment Distributable Earnings of R$44.4 million in the quarter, down 5% year - over - year, due to higher realized performance fees and GP investment income in the 4Q’21, following realizations in FIP Infra Transmissão. Segment DE was R$134.3 million over the FY'22, an increase of 5% when compared to the FY’ 21, boosted by growth in FRE. ▪ Total AUM of R$28.7 billion at the end of the year, an increase of 30% year - over - year, driven by strong fundraising across Priva te Equity, Credit, Infrastructure and the acquisition of Vinci SPS. In the fourth quarter, previously announced commitments from BNDES to Vinci Credit Infra and VICC were activated in AUM num bers and will start to have a positive effect on management fees starting 2023.

24 Public Equities 72% Hedge Funds 28% Liquid Strategies' AUM (R$ thousands, unless mentioned) 4Q'21 3Q'22 4Q'22 ∆ YoY (%) FY'21 FY'22 ∆ YoY (%) Net revenue from management fees 20,510 20,720 19,823 (3)% 86,786 81,325 (6)% Net revenue from advisory fees – – – N/A – – N/A Total Fee Related Revenues 20,510 20,720 19,823 (3)% 86,786 81,325 (6)% Segment personnel expenses (1,457) (1,398) (1,320) (9)% (5,568) (5,496) (1)% Other G&A expenses (903) (1,009) (1,189) 32% (2,806) (3,654) 30% Corporate center expenses (5,911) (4,643) (4,247) (28)% (17,684) (17,685) 0% Bonus compensation related to management and advisory (4,854) (4,134) (4,227) (13)% (18,031) (16,232) (10)% Total Fee Related Expenses (13,125) (11,185) (10,983) (16)% (44,089) (43,068) (2)% FEE RELATED EARNINGS (FRE) 7,385 9,535 8,840 20% 42,697 38,258 (10)% FRE Margin (%) 36.0% 46.0% 44.6% 49.2% 47.0% Net revenue from performance fees 265 1,424 2,937 1,008% 10,413 7,986 (23)% Realized performance fees 265 1,424 2,937 1,008% 10,413 7,986 (23)% Unrealized performance fees – – – N/A – – N/A Performance based compensation (225) (743) (1,761) 683% (5,512) (3,685) (33)% PERFORMANCE RELATED EARNINGS (PRE) 40 681 1,176 2,835% 4,901 4,301 (12)% PRE Margin (%) 15.1% 47.8% 40.0% 47.1% 53.9% ( - ) Unrealized performance fees – – – N/A – – N/A (+) Unrealized performance compensation – – – N/A – – N/A SEGMENT DISTRIBUTABLE EARNINGS 7,425 10,216 10,016 35% 47,599 42,559 (11)% Segment DE Margin (%) 35.7% 46.1% 44.0% 49.0% 47.7% ASSETS UNDER MANAGEMENT (AUM R$millions) 11,573 10,760 10,209 (12)% 11,573 10,209 (12)% FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions) 11,440 10,606 10,053 (12)% 11,440 10,053 (12)% AVERAGE MANAGEMENT FEE RATE (%) 0.75% 0.86% 0.81% 0.73% 0.79% FULL TIME EMPLOYEES 24 23 23 (4)% 24 23 (4)% R$10 bn AUM Liquid Strategies ▪ Fee related earnings (FRE) of R$8.8 million in the quarter, up 20% year - over - year. FRE was R$38.3 million over the FY'22, a dec rease of 10% compared to the FY'21, driven by a combination of modest outflows in the beginning of the year and intra - quarter depreciation effects. ▪ Performance related earnings (PRE) of R$1.2 million in the quarter, up 2,835% year - over - year. PRE was R$4.3 million over the FY' 22, a decrease of 12% when compared to the FY’21. ▪ Segment Distributable Earnings of R$10.0 million in the quarter, up 35% year - over - year, following higher contributions from perf ormance fees and FRE. Segment Distributable Earnings was R$42.6 million over the FY'22, a decrease of 11% when compared to FY'21. ▪ AUM was R$10.2 billion at the end of the year. Liquid strategies' AUM has posted resilient numbers when compared to the Brazi lia n landscape for liquid funds, having suffered a modest outflow early in 2022, which did not reverberate within the following quarters. Nevertheless, liquid funds have been impacted by market - to - market effects intra - quarters and in the latter part of 2022, that negatively affected Liquid strategies’ AUM.

25 Separate Mandates 66% Pension Plans 14% International 11% Commingled Funds 9% IP&S AUM (R$ thousands, unless mentioned) 4Q'21 3Q'22 4Q'22 ∆ YoY (%) FY'21 FY'22 ∆ YoY (%) Net revenue from management fees 21,645 21,692 20,119 (7)% 79,799 83,114 4% Net revenue from advisory fees 7 7 7 3% 54 28 (48)% Total Fee Related Revenues 21,652 21,699 20,126 (7)% 79,853 83,142 4% Segment personnel expenses (1,408) (1,075) (987) (30)% (4,419) (4,967) 12% Other G&A expenses (791) (622) (992) 25% (2,091) (2,664) 27% Corporate center expenses (3,783) (4,923) (4,310) 14% (15,558) (18,162) 17% Bonus compensation related to management and advisory (7,239) (4,125) (4,184) (42)% (20,212) (16,021) (21)% Total Fee Related Expenses (13,221) (10,745) (10,473) (21)% (42,280) (41,815) (1)% FEE RELATED EARNINGS (FRE) 8,431 10,954 9,653 14% 37,573 41,328 10% FRE Margin (%) 38.9% 50.5% 48.0% 47.1% 49.7% Net revenue from performance fees 1,415 1,167 961 (32)% 22,237 3,156 (86)% Realized performance fees 1,415 1,167 961 (32)% 22,237 3,156 (86)% Unrealized performance fees – – – N/A – – N/A Performance based compensation (393) (698) (338) (14)% (6,942) (1,480) (79)% PERFORMANCE RELATED EARNINGS (PRE) 1,022 469 623 (39)% 15,295 1,676 (89)% PRE Margin (%) 72.2% 40.2% 64.8% 68.8% 53.1% ( - ) Unrealized performance fees – – – N/A – – N/A (+) Unrealized performance compensation (3) – – N/A 0 – N/A SEGMENT DISTRIBUTABLE EARNINGS 9,451 11,422 10,276 9% 52,868 43,003 (19)% Segment DE Margin (%) 41.0% 50.0% 48.7% 51.8% 49.8% ASSETS UNDER MANAGEMENT (AUM R$millions) 23,664 25,029 24,187 2% 23,664 24,187 2% FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions) 23,528 24,911 24,085 2% 23,528 24,085 2% AVERAGE MANAGEMENT FEE RATE (%) 0.38% 0.38% 0.36% 0.39% 0.37% FULL TIME EMPLOYEES 18 16 15 (17)% 18 15 (17)% Investment Products & Solutions ▪ Fee related earnings (FRE) of R$9.7 million in the quarter, up 14% year - over - year. FRE was R$41.3 million over the FY'22, an inc rease of 10% when compared to the FY'21. ▪ Performance related earnings (PRE) of R$0.6 million, down 39% year - over - year. PRE over the FY'22 was R$1.7 million, a decrease o f 89% when compared to the FY’21, following a strong year for international exclusive mandates in 2021. ▪ Segment Distributable Earnings of R$10.3 million in the quarter, up 9% year - over - year. Segment DE was R$43.0 million over the FY '22, a decrease of 19% when compared to the FY’21, due to a higher contribution from PRE in 2021. ▪ Total AUM of R$24.2 billion, up 2% year - over - year. R$24 bn AUM

26 Financial Advisory ▪ Fee related earnings (FRE) of R$0.6 million in the quarter, down 94% year - over - year. ▪ FRE was R$8.2 million over the FY'22, a decrease of 77% when compared to the FY'21, due to a stronger deal environment in 202 1. ▪ Segment Distributable Earnings over the FY'22 were R$8.2 million, a decrease of 77% year - over - year when compared to the FY'21. (R$ thousands, unless mentioned) 4Q'21 3Q'22 4Q'22 ∆ YoY (%) FY'21 FY'22 ∆ YoY (%) Net revenue from management fees – – – N/A – – N/A Net revenue from advisory fees 18,457 6,700 2,630 (86)% 61,047 18,908 (69)% Total Fee Related Revenues 18,457 6,700 2,630 (86)% 61,047 18,908 (69)% Segment personnel expenses (484) (502) (472) (2)% (1,688) (2,009) 19% Other G&A expenses (553) (82) (87) (84)% (1,263) (543) (57)% Corporate center expenses (3,310) (1,121) (1,130) (66)% (8,879) (4,256) (52)% Bonus compensation related to management and advisory (2,863) (1,379) (302) (89)% (12,965) (3,889) (70)% Total Fee Related Expenses (7,210) (3,084) (1,991) (72)% (24,796) (10,697) (57)% FEE RELATED EARNINGS (FRE) 11,247 3,616 639 (94)% 36,251 8,211 (77)% FRE Margin (%) 60.9% 54.0% 24.3% 59.4% 43.4% SEGMENT DISTRIBUTABLE EARNINGS 11,247 3,616 639 (94)% 36,251 8,211 (77)% Segment DE Margin (%) 60.9% 54.0% 24.3% 59.4% 43.4% FULL TIME EMPLOYEES 10 10 10 0% 10 10 0%

27 (R$ thousands, unless mentioned) 4Q'21 3Q'22 4Q'22 ∆ YoY (%) 4Q'21 YTD 4Q'22 YTD ∆ (%) Net revenue from management fees – – – – – – – Net revenue from advisory fees – – – – – – – Total Fee Related Revenues – – – – – – – Segment personnel expenses – (386) (334) N/A – (1,125) N/A Other G&A expenses – (463) (515) N/A – (1,613) N/A Corporate center expenses – (92) (115) N/A – (207) N/A Bonus compensation related to management and advisory – (500) (513) N/A – (3,027) N/A Total Fee Related Expenses – (1,441) (1,476) N/A – (5,972) N/A FEE RELATED EARNINGS (FRE) – (1,441) (1,476) N/A – (5,972) N/A FRE Margin (%) N/A N/A N/A N/A N/A Net revenue from performance fees – – – – – – – Realized performance fees – – – – – – – Unrealized performance fees – – – – – – – Performance based compensation – – – – – – – PERFORMANCE RELATED EARNINGS (PRE) – – – – – – – PRE Margin (%) N/A N/A N/A N/A N/A ( - ) Unrealized performance fees – – – – – – – (+) Unrealized performance compensation – – – – – – – SEGMENT DISTRIBUTABLE EARNINGS – (1,441) (1,476) N/A – (5,972) N/A Segment DE Margin (%) N/A N/A N/A N/A N/A ASSETS UNDER MANAGEMENT (AUM R$millions) – – – – – – – FULL TIME EMPLOYEES – 6 7 N/A – 7 N/A Retirement Services ▪ Fee Related Earnings (FRE) of negative R$1.5 million in the quarter. FRE was negative R$6.0 million in the FY’22. ▪ VRS is in the final stages of beta testing and is expected to launch in early 2023, starting to contribute to AUM numbers and ma nagement fee revenues.

Supplement Details

29 AUM and Fee - Earning AUM Rollforward Assets Under Management (AUM) – R$ millions Fee - Earning Assets Under Management (FEAUM) – R$ millions For the Three Months Ended December 30, 2022 For the Three Months Ended December 30, 2022 For the Twelve Months Ended December 30, 2022 For the Twelve Months Ended December 30, 2022 Private Public IP&S Infrastructure Real Estate Credit Hedge Vinci SPS Total Equity Equities Funds Beginning balance 13,650 7,868 25,029 1,505 5,888 4,465 2,892 2,096 63,392 (+/ - ) Capital Subscription / (capital return) 275 – – 626 (4) 482 – (42) 1,336 (+) Capital Subscription 364 – 0 659 104 500 – 47 1,673 ( - ) Capital Return (90) – (0) (33) (109) (18) – (89) (338) (+) Acquisitions – – – – – – – – – (+/ - ) Net Inflow / (outflow) – (87) (548) – (44) 46 (95) – (728) (+/ - ) Appreciation / (depreciation) (144) (384) (293) (76) (189) 62 15 90 (918) Ending Balance 13,781 7,397 24,187 2,055 5,649 5,056 2,812 2,144 63,081 Private Public IP&S Infrastructure Real Estate Credit Hedge Vinci SPS Total Equity Equities Funds Beginning balance 11,223 8,493 23,664 2,421 5,399 2,948 3,080 – 57,229 (+/ - ) Capital Subscription / (capital return) 2,410 – 142 (280) 71 1,594 – (42) 3,895 (+) Capital Subscription 2,527 – 142 821 498 1,745 – 47 5,780 ( - ) Capital Return (117) – (0) (1,101) (428) (152) – (89) (1,886) (+) Acquisitions – – – – – – – 2,055 2,055 (+/ - ) Net Inflow / (outflow) – (1,019) (146) – (74) 264 (533) – (1,509) (+/ - ) Appreciation / (depreciation) 148 (76) 527 (86) 255 250 265 131 1,412 Ending Balance 13,781 7,397 24,187 2,055 5,649 5,056 2,812 2,144 63,081 Private Public IP&S Infrastructure Real Estate Credit Hedge Vinci SPS Total Equity Equities Funds Beginning balance 10,288 7,805 24,911 1,447 5,888 4,465 2,801 2,096 59,700 (+/ - ) Capital Subscription / (capital return) 275 – – 632 (4) 482 – (42) 1,342 (+) Capital Subscription 352 – 0 659 104 500 – 47 1,661 ( - ) Capital Return (77) – (0) (27) (109) (18) – (89) (320) (+) Acquisitions – – – – – – – – – (+/ - ) Net Inflow / (outflow) – (87) (548) – (44) 46 (95) – (728) (+/ - ) Appreciation / (depreciation) (155) (384) (278) (76) (189) 62 12 90 (917) Ending Balance 10,407 7,334 24,085 2,003 5,649 5,056 2,718 2,144 59,397 Private Public IP&S Infrastructure Real Estate Credit Hedge Vinci SPS Total Equity Equities Funds Beginning balance 9,299 8,427 23,528 2,362 5,399 2,948 3,013 – 54,975 (+/ - ) Capital Subscription / (capital return) 1,115 – 142 (274) 71 1,594 – (42) 2,606 (+) Capital Subscription 1,219 – 142 821 498 1,745 – 47 4,473 ( - ) Capital Return (104) – (0) (1,095) (428) (152) – (89) (1,868) (+) Acquisitions – – – – – – – 2,055 2,055 (+/ - ) Net Inflow / (outflow) – (1,016) (126) – (74) 264 (546) – (1,498) (+/ - ) Appreciation / (depreciation) (6) (77) 540 (85) 255 250 252 131 1,260 Ending Balance 10,407 7,334 24,085 2,003 5,649 5,056 2,718 2,144 59,397

30 Fund Segment NAV¹ (R$ millions) 4Q’22 YTD 12 M 24 M Market Comparison Index Rate Vinci Multiestratégia FIM Hedge Funds 468.5 2.5% 11.8% 11.8% 14.8% CDI 4 CDI 4 Atlas Strategy² Hedge Funds 438.7 (1.5)% 8.2% 8.2% 3.9% CDI 4 CDI 4 Vinci Total Return Hedge Funds 218.0 (5.3)% 3.3% 3.3% 20.9% IPCA 6 + Yield IMA - B 7 IPCA 6 + Yield IMA - B 7 Mosaico Strategy Public Equities 978.7 (6.1)% (4.6)% (4.6)% (16.9)% IBOV 5 IBOV 5 Vinci Gas Dividendos FIA Public Equities 526.3 (1.3)% 7.9% 7.9% (4.5)% IBOV 5 IBOV 5 Vinci Valorem FIM IP&S 3,066.5 1.6% 9.8% 9.8% 13.9% IMA - B 5 7 IMA - B 5 7 Equilibrio Strategy³ IP&S 2,070.7 1.3% 9.7% 9.7% 13.3% IPCA 6 - Vinci Retorno Real FIM IP&S 168.0 0.9% 13.9% 13.9% 24.3% IMA - B 7 IMA - B 7 Vinci Crédito Imobiliário I Credit 242.4 3.9% 12.2% 12.2% 14.3% IPCA 6 IPCA 6 +7.785% Vinci Crédito Imobiliário II Credit 698.5 0.8% 8.8% 8.8% 12.3% IPCA 6 IPCA 6 + 6% Vinci Crédito Estruturado Mult . Plus FIC FIM Credit 123.6 3.5% 13.9% 13.9% 22.4% CDI 4 CDI 4 Vinci Energia Sustentável Credit 585.6 (0.1)% 5.8% 5.8% 9.2% IPCA 6 IPCA 6 + 6% Vinci Crédito Multiestratégia Credit 329.6 1.7% 10.5% 10.5% 0.0% CDI 4 IPCA 6 + 5% VISC11 Real Estate (listed REIT) 2,302.9 (2.7)% 11.5% 11.5% 5.4% IFIX 8 IPCA 6 + 6% VILG11 Real Estate (listed REIT) 1,683.8 (7.6)% 2.9% 2.9% (7.7)% IFIX 8 IPCA 6 + 6% VINO11 Real Estate (listed REIT) 906.9 (2.8)% (8.5)% (8.5)% (8.8)% IFIX 8 IPCA 6 + 6% VIFI11 Real Estate / Credit (listed REIT) 71.6 (6.6)% 1.1% 1.1% (11.6)% IFIX 8 IFIX 8 VIUR11 Real Estate (listed REIT) 247.9 (0.1)% 13.8% 13.8% - IFIX 8 IPCA 6 + 6% VCRI11 Real Estate / Credit (listed REIT) 168.0 5.0% 0.9% - - IFIX 8 IPCA 6 + X 9 % VICA11 Real Estate / Credit (REIT) 375.7 1.5% - - - IFIX 8 CDI 4 + 1% VINCI FOF IMOBILIARIO FIM CP Real Estate (REIT) 58.0 (3.1)% 5.9% 5.9% - IFIX 8 IFIX 8 VIGT11 Infrastructure (listed) 604.9 (3.6)% 1.1% 1.1% (11.1)% - - Investment records – IP&S, Liquid Strategies, Credit and Listed Funds Benchmark 4Q’22 YTD 12 M 24 M IBOV 5 (0.3)% 4.7% 4.7% (7.8)% CDI 4 3.2% 12.4% 12.4% 17.3% IMA - B 5 7 2.5% 9.8% 9.8% 14.8% IPCA 6 + Yield IMA - B 7 2.7% 11.3% 11.3% 27.0% IPCA 6 1.6% 5.8% 5.8% 16.5% IFIX 8 (4.1)% 2.2% 2.2% (0.1)% See notes and definitions at end of document

31 Fund Segment Vintage year Committed Capital Invested Capital Realized or Unrealized Total Value Gross MOIC Gross MOIC Gross IRR Gross IRR Partially Realized (R$mm) (R$mm) (R$mm) (R$mm) (R$mm) (BRL) (USD) (BRL) (USD) Fund 1 Private Equity 2004 1,415 1,206 5,065 213 5,278 4.4x 4.0x 71.5% 77.2% VCP II Private Equity 2011 2,200 1,880 2,019 2,241 4,260 2.3x 1.1x 12.0% 1.8% VCP III Private Equity 2018 4,000 2,118 34 3,564 3,598 1.6x 1.5x 42.7% 32.3% VCP Strategy² Private Equity 7,615 5,204 7,118 6,018 13,136 2.5x 2.2x 64.7% 70.2% NE Empreendedor Private Equity 2003 36 13 26 – 26 2.1x 2.6x 22.0% 30.5% Nordeste III Private Equity 2017 240 134 91 124 216 1.6x 1.3x 18.8% 9.5% VIR IV Private Equity 2020 1,000 277 92 229 321 1.2x 1.1x 18.6% 20.8% VIR Strategy³ Private Equity 1,276 424 210 353 563 1.3x 1.3x 20.6% 27.3% SPS I Vinci SPS 2018 128 172 131 150 281 1.6x 1.6x 26.8% 18.2% SPS II Vinci SPS 2020 671 984 475 880 1,355 1.4x 1.5x 30.1% 30.8% SPS III Vinci SPS 2021 1,070 358 53 365 417 1.2x 1.3x 39.0% 44.0% Vinci SPS Strategy 4 Vinci SPS 1,869 1,514 659 1,395 2,054 1.4x 1.5x 29.8% 27.6% FIP Transmissão 5 Infrastructure 2017 211 104 240 143 383 3.7x 2.7x 64.0% 47.2% VIAS 6 Infrastructure 2021 386 350 – 350 350 1.0x 1.0x NM NM VFDL 7 Real Estate 2021 422 89 – 111 111 1.2x 1.3x 26.4% 28.0% Vinci Credit Infra 8 Credit 2022 1,400 60 – 59 59 1.0x 1.0x NM NM Pro Forma Historical Portfolio Performance - Excluding PIPE Investments¹ Investment records – Closed End Private Markets funds See notes and definitions at end of document

32 Shareholder Dividends ($ in thousands) 1H21 3Q ' 21 4Q'21 1Q'22 2Q'22 3Q’22 4Q’22 Distributable Earnings (R$) 101,976 61,743 68,515 53,255 60,435 72,842 55,792 Distributable Earnings (US$)¹ 19,397 11,377 13,637 10,615 11,795 14,281 10,618 DE per Common Share (US$)² 0.34 0.20 0.24 0.19 0.21 0.26 0.19 Actual Dividend per Common Share³ 0.30 0.16 0.20 0.17 0.17 0.20 0.17 Record Date September 01,2021 December 01,2021 March 10, 2022 May 24, 2022 August 25, 2022 November 23, 2022 March 01, 2023 Payable Date September 16, 2021 December 16,2021 March 24, 2022 June 08, 2022 September 09,2022 December 08,2022 March 15, 2023 ▪ Vinci Partners generated R$1.01 or US$0.19¹ of Distributable Earnings per common share for the fourth quarter of 2022. ▪ The company declared a quarterly dividend of US$0.17² per common share to record holders as of March 01, 2023; payable on Mar ch 15 , 2023. See notes and definitions at end of document

33 Share Summary ▪ Common Shares Outstanding as of quarter end of 55,080,736 shares. x Repurchased 278,122 common shares in the quarter, with an average share price of US$10.0. x Repurchased 1,832,852 common shares since the announcement of the first share repurchase plan, with an average share price of US $11.9. x The first share repurchase plan expired on May 31, 2022 and was replaced by a new share repurchase plan initiated on June 17 th , 2022, limited to R$60 million. x Available authorization remaining was R$29.8 million on December 30, 2022. VINP Shares 1Q ' 21 2Q ' 21 3Q ' 21 4Q'21 1Q'22 2Q'22 3Q'22 4Q'22 Class B 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 Class A – Partnership Units 27,175,861 27,175,861 27,175,861 27,175,861 27,175,861 27,175,861 27,175,861 27,175,861 Class A - Public Float 15,271,488 15,094,833 14,921,318 14,513,477 14,187,216 13,936,856 13,716,758 13,438,636 Common Shares 56,913,588 56,736,933 56,563,418 56,155,577 55,829,316 55,578,956 55,358,858 55,080,736

34 (R$ millions, unless mentioned) Segment 4Q’22 Commitments Total Capital Committed 4Q’22 Capital Called Total Capital Called Capital Returned/Dividends Paid (4Q'22) Accumulated Capital Returned/Dividends Paid Fair value of investments Nordeste III Private Equity – 5.0 0.0 3.1 – 1.6 2.4 VCP III Private Equity – 3.1 0.0 2.4 – – 3.4 VIR IV Private Equity – 11.1 0.2 3.9 0.8 1.0 2.9 VCP IV Private Equity – 350.0 – – – – – FIP Infra Transmissão ( co - investment)¹ Infrastructure – 29.5 – 8.9 1.3 20.9 10.9 FIP Infra Transmissão¹ Infrastructure – 10.5 – 3.4 0.4 6.6 3.1 VIAS Infrastructure – 50.0 – 27.8 – – 33.9 Vinci Transporte e Logística II Infrastructure – 15.0 – – – – – Vinci Transporte e Logística I Infrastructure – 11.4 – 6.3 – – 5.6 VICC Infrastructure 100.0 100.0 – – – – – VFDL Real Estate – 70.0 – 22.8 – – 25.5 VIUR Real Estate – 67.3 – 67.3 1.5 9.0 53.3 VINO Real Estate – 50.0 – 50.0 0.9 3.4 43.2 Vinci FOF Imobiliário Real Estate – 16.9 – 16.9 – 0.5 18.4 VCS Real Estate/Credit – 80.0 – 80.0 3.0 8.8 75.7 Vinci Crédito Agro Fiagro - Imobiliário Real Estate/Credit – 23.0 – 23.0 – – 22.9 Vinci Crédito Infra Institucional Credit – 100.0 7.7 7.7 – – 7.6 VSP FIM IP&S – 50.0 2.4 6.8 – – 7.3 VINCI PIPE Public Equities 5.0 25.0 5.0 25.0 – – 21.9 Total 105.0 1,067.8 15.3 355.1 7.9 51.9 338.0 GP Commitment in Vinci Partners funds ▪ As of December 30, 2022, the company had R$1.1 billion in capital commitments signed to proprietary funds. ▪ During the fourth quarter of 2022, the company signed R$105.0 million in capital commitments to proprietary funds. ▪ Total GP Investments marked at fair value of R$338.0 million as of December 30, 2022. See notes and definitions at end of document

35 30% 21% 16% 9% 10% 7% 4% 3% Private Equity IP&S Public Equities Real Estate Credit Hedge Funds Infrastructure Vinci SPS PERFORMANCE FEE ELIGIBLE AUM (PEAUM) Strategy/Fund AUM R$mm Index type Index Rate Status Offshore Vehicles 3,737 Preferred Return w/ Catch - Up² USD + 8% Within investment period Onshore Vehicles 3,031 Preferred Return w/ Catch - Up² IPCA 5 + 8% Within investment period Nordeste III 219 Preferred Return w/ Catch - Up² IPCA 5 + 8.5% Currently generating performance Teman Pier 140 Preferred Return w/ Catch - Up² IPCA 5 + 5% Within investment period Others 3,574 Not expected to pay performance Total Private Equity 10,700 Vinci Valorem 1,868 Hurdle³ IMAB 5 6 Currently generating performance Separate Mandates 1,694 Hurdle³ IBOV 7 + alpha Currently generating performance International¹ 1,521 Currently generating performance Commingled Funds 747 Hurdle³ IBOV 7 + alpha Currently generating performance VSP 207 Preferred Return w/ Catch - Up² IPCA 5 + 8% Currently generating performance Others 1,628 Currently generating performance Total IP&S 7,665 SWF 3,895 Hurdle³ FTSE 8 Currently generating performance Mosaico Strategy 1,031 Hurdle³ IBOV 7 Currently generating performance Vinci Gas Dividendos 526 Hurdle³ IBOV 7 Currently generating performance Others 304 Currently generating performance Total Public Equities 5,757 Listed REITs 2,501 Hurdle³ IPCA 5 + 6% Currently generating performance VFDL 435 Preferred Return 4 IPCA 5 + 6% Within investment period FOF Strategy 92 Hurdle³ IFIX 9 Currently generating performance Others 236 Currently generating performance Total Real Estate 3,264 VCI II 758 Preferred Return 4 IPCA 5 + 6% Within investment period VES 586 Preferred Return 4 IPCA 5 + 6% Within investment period VCM FIM 352 Preferred Return 4 IPCA 5 + 5% Within investment period Energia FIM 344 Hurdle³ CDI 10 Currently generating performance VCS 113 Hurdle³ IPCA 5 + 5% Within investment period VCI I 242 Not expected to pay performance FOF Strategy 23 Hurdle³ IFIX 9 Currently generating performance Others 1,131 Currently generating performance Total Credit 3,549 Atlas Strategy 439 Hurdle³ CDI 10 Currently generating performance Vinci Multiestratégia 468 Hurdle³ CDI 10 Currently generating performance Vinci Total Return 354 Hurdle³ IPCA 5 + Yield IMAB 11 Currently generating performance Others 1,232 Currently generating performance Total Hedge Funds 2,493 VIAS 369 Preferred Return 4 IPCA 5 + 6% Within investment period Transportation and Logistics strategy 151 Preferred Return 4 IPCA 5 + 6% Within investment period FIP Infra Transmissão 62 Preferred Return 4 IPCA 5 + 8% Currently generating performance VICC 659 Preferred Return 4 IPCA 5 Within investment period Others 147 Not expected to pay performance Total Infrastructure 1,388 Special Situations 1,095 Preferred Return 4 CDI 10 Within investment period Total Vinci SPS 1,095 PEAUM TOTAL 35,910 Significant exposure to performance fee - eligible AUM ▪ Total Performance fee eligible AUM (PEAUM) of R$35.9 billion. ▪ Hurdle rate funds charge performance based on the fund’s return over its benchmark, generally with a high - watermark clause, except for the SWF mandate in Public Equities. ▪ Within our Private Market strategies, R$11 billion in AUM comes from “preferred return” funds with carried interest, that are still in investment period. PEAUM R$36 bn See notes and definitions at end of document

Reconciliations and Disclosures

37 (R$ thousands, unless mentioned) 4Q'21 3Q'22 4Q'22 ∆ YoY (%) FY'21 FY'22 ∆ (%) REVENUES Net revenue from management fees 91,594 95,361 99,640 9% 361,070 371,501 3% Net revenue from performance fees 3,448 31 7,558 119% 37,633 14,600 (61)% Realized performance fees 13,614 2,602 9,241 (32)% 45,348 18,218 (60)% Unrealized performance fees (10,166) (2,571) (1,683) (83)% (7,715) (3,618) (53)% Net revenue from advisory 20,148 7,267 4,394 (78)% 66,755 21,994 (67)% Total net revenues from services rendered 115,190 102,659 111,592 (3)% 465,458 408,095 (12)% EXPENSES Bonus related to management and advisory (23,367) (19,798) (18,981) (19)% (84,969) (73,318) (14)% Performance based compensation (1,094) (537) (3,558) 225% (14,001) (6,554) (53)% Realized (4,699) (1,448) (4,151) (12)% (16,734) (7,833) (53)% Unrealized 3,605 910 593 (84)% 2,733 1,278 (53)% Total compensation and benefits (24,461) (20,335) (22,539) (8)% (98,970) (79,872) (19)% Segment personnel expenses (6,021) (6,509) (6,163) 2% (22,246) (25,454) 14% Other general and administrative expenses (4,717) (4,725) (4,977) 6% (17,512) (18,383) 5% Corporate center expenses (23,642) (22,067) (22,592) (4)% (80,599) (84,770) 5% Total expenses (58,841) (53,636) (56,271) (4)% (219,328) (208,480) (5)% Operating profit 56,349 49,023 55,321 (2)% 246,130 199,616 (19)% OTHER ITEMS GP Investment income 4,415 9,673 8,011 81% 80 6,304 7,780% Realized gain from GP investment income 11,973 5,738 7,462 (38)% 13,851 20,171 46% Unrealized gain from GP investment income (7,558) 3,935 549 N/A (13,771) (13,867) 1% Financial income 9,579 31,701 10,268 7% 27,902 87,870 215% Realized gain from financial income 9,531 31,726 10,235 7% 28,729 86,958 203% Unrealized gain from financial income 48 (25) 33 (31)% (827) 912 N/A Leasing expenses (2,953) (2,297) (2,190) (26)% (12,281) (9,359) (24)% Other items¹ 140 (1,689) 10,434 7,353% (319) 8,253 N/A Share Based Plan (1,014) (5,609) (5,463) 439% (3,670) (14,276) 289% Non - recurring expenses² – (523) – N/A – (6,594) N/A Total Other Items 10,167 31,256 21,060 107% 11,712 72,198 516% Profit before income taxes 66,516 80,279 76,381 15% 257,842 271,814 5% ( - ) Income taxes ³ (9,923) (11,072) (17,891) 80% (49,227) (52,413) 6% NET INCOME 56,593 69,207 58,490 3% 208,615 219,401 5% (+) Non - recurring expenses² including income tax related to realized expense – 353 – N/A – 5,425 N/A ( - ) Contingent consideration adjustment related to acquisitions 4 – – (9,221) N/A – (9,221) ADJUSTED NET INCOME 56,593 69,560 49,269 (13)% 208,615 215,604 3% Financials - Income Statement See notes and definitions at end of document

38 (R$ thousands, unless mentioned) 4Q'21 3Q'22 4Q'22 FY'21 FY'22 OPERATING PROFIT 56,349 49,023 55,321 246,130 199,616 ( - ) Net revenue from realized performance fees (13,614) (2,602) (9,241) (45,348) (18,218) ( - ) Net revenue from unrealized performance fees 10,166 2,571 1,683 7,715 3,618 (+) Compensation allocated in relation to performance fees 1,094 537 3,558 14,001 6,554 FEE RELATED EARNINGS (FRE) 53,995 49,529 51,321 222,498 191,570 OPERATING PROFIT 56,349 49,023 55,321 246,130 199,616 ( - ) Net revenue from management fees (91,594) (95,361) (99,640) (361,070) (371,501) ( - ) Net revenue from advisory (20,148) (7,267) (4,394) (66,755) (21,994) (+) Bonus related to management and advisory 23,367 19,798 18,981 84,969 73,318 (+) Personnel expenses 6,021 6,509 6,163 22,246 25,454 (+) Other general and administrative expenses 4,717 4,725 4,977 17,512 18,383 (+) Corporate center expenses 23,642 22,067 22,592 80,599 84,770 PERFORMANCE RELATED EARNINGS (PRE) 2,354 (506) 4,000 23,632 8,046 OPERATING PROFIT 56,349 49,023 55,321 246,130 199,616 ( - ) Net revenue from unrealized performance fees 10,166 2,571 1,683 7,715 3,618 (+) Compensation allocated in relation to unrealized performance fees (3,605) (910) (593) (2,733) (1,278) (+) Realized gain from GP investment income 11,973 5,738 7,462 13,851 20,171 SEGMENT DISTRIBUTABLE EARNINGS 74,883 56,422 63,873 264,964 222,127 NET INCOME 56,593 69,207 58,490 208,615 219,402 ( - ) Net revenue from unrealized performance fees 10,166 2,571 1,683 7,715 3,618 (+) Income tax from unrealized performance fees (1,173) (296) (194) (890) (417) (+) Compensation allocated in relation to unrealized performance fees (3,605) (910) (593) (2,733) (1,278) ( - ) Unrealized gain from GP investment income 7,558 (3,935) (549) 13,771 13,867 (+) Income tax on unrealized gain from GP investment income – 7 (321) 757 (369) ( - ) Unrealized gain from financial income (48) 25 (33) 827 (912) ( - ) Income tax on unrealized gain from financial income (3,117) – – (3,415) – ( - ) Contingent consideration (earn - out) gain (loss), after - tax – – (9,221) – (9,221) (+) Depreciation and amortization 1,127 1,223 1,803 3,917 4,986 (+) Share Based Plan 1,014 5,609 5,463 3,670 14,276 ( - ) Income Taxes on Share Based Plan – (659) (736) – (1,628) (+) Non - recurring expenses including income tax related to realized expense – 353 – – 5,425 ADJUSTED DISTRIBUTABLE EARNINGS 68,515 73,195 55,792 232,234 247,748 TOTAL NET REVENUE FROM SERVICES RENDERED 115,190 102,659 111,592 465,458 408,095 ( - ) Net revenue from realized performance fees (13,614) (2,602) (9,241) (45,348) (18,218) ( - ) Net revenue from unrealized performance fees 10,166 2,571 1,683 7,715 3,618 NET REVENUE FROM MANAGEMENT FEES AND ADVISORY 111,742 102,628 104,034 427,825 393,495 Financials - Non - GAAP Reconciliation

39 Effective tax rate reconciliation See notes and definitions at end of document (R$ thousands, unless mentioned) 4Q'21 4Q'22 FY21 FY'22 Profit (loss) before income taxes 66,516 76,381 257,842 271,814 Combined statutory income taxes rate - % 34% 34% 34% 34% Income tax benefit (Expense) at statutory rates (22,615) (25,970) (87,666) (92,417) Reconciliation adjustments: Expenses not deductible (330) (159) (392) (214) Tax benefits 445 185 825 282 Share based payments (102) (70) (371) (297) Effect of presumed profit of subsidiaries¹ and offshore subsidiaries 12,589 8,097 38,279 40,220 Other additions (exclusions), net 90 26 98 13 Income taxes expenses (9,923) (17,891) (49,227) (52,413) Current (12,251) (15,086) (56,770) (53,144) Deferred 2,328 (2,805) 7,543 731 Effective tax rate 15% 23% 19% 19%

40 General and Administrative Expenses 4Q 2021 (R$mm) 4Q 2022 (R$mm) Lease and condominium Other Personnel Bonus related to Mgmt. and Adv. fees Performance based compensation Third party expenses D&A R$58.8 mm Personnel Bonus related to Mgmt. and Adv. fees Performance based compensation Third party expenses D&A Lease and condominium Other R$56.3 mm (4)% 16.0 19.0 3.6 8.1 1.8 3.8 3.9 14.5 23.4 1.1 12.2 1.1 3.1 3.4

41 Liabilities and equity 9/30/2022 12/30/2022 Current liabilities Trade payables 768 1,247 Deferred Revenue 16,713 – Leases 22,293 24,147 Accounts payable 6,761 7,328 Labor and social security obligations 66,208 87,732 Loans and Obligations 10,171 13,168 Taxes and contributions payable 19,474 22,291 Total current liabilities 142,388 155,913 Non - current liabilities Accounts payable – – Leases 52,965 62,064 Labor and social security obligations 2,048 2,968 Loans and Obligations 175,238 162,122 Deferred taxes 3,770 8,340 234,021 235,494 Total liabilities 376,409 391,407 Equity Share capital 15 15 Additional paid - in capital 1,382,038 1,382,038 Treasury shares (100,323) (114,978) Retained Earnings 79,135 81,310 Other reserves 21,705 24,149 1,382,570 1,372,534 Non - controlling interests in the equity of subsidiaries 1,575 3,013 Total equity 1,384,145 1,375,547 Total liabilities and equity 1,760,554 1,766,954 Balance Sheet Assets 9/30/2022 12/30/2022 Current assets Cash and cash equivalents 97,383 136,581 Cash and bank deposits 13,981 30,108 Financial instruments at fair value through profit or loss 83,402 106,473 Financial instruments at fair value through profit or loss 1,302,167 1,243,764 Trade receivables 50,467 57,675 Sub - leases receivable 1,500 1,500 Taxes recoverable 654 1,555 Other assets 13,852 16,481 Total current assets 1,466,023 1,457,556 Non - current assets Financial instruments at fair value through profit or loss 5,646 5,985 Trade receivables 17,317 17,298 Sub - leases receivable 1,656 1,343 Taxes recoverable 4,316 3,141 Deferred taxes 7,376 9,241 Other receivables 1,041 1,065 37,352 38,073 Property and equipment 12,578 11,951 Right of use - Leases 57,943 70,136 Intangible assets 186,658 189,238 Total non - current assets 294,531 309,398 Total Assets 1,760,554 1,766,954

42 Notes and Definitions ▪ Notes to page 5 (1) AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it ´ s eliminated on consolidation and excluding double counting from co - managed funds between our segments. (2) Adjusted Distributable Earnings per share is calculated as Distributable Earnings excluding non - recurring expenses, consider ing the number of outstanding shares at the end of each quarter. Full year value is calculated as the sum of the last four quarters. (3) LTM Dividend Yield is calculated considering 0.71 dividend/share for LTM and US$10.90/share as of February 13 th ,2023. ▪ Notes to page 9 (1) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Full year val ues are calculated as the sum of the last four quarters. (2) Other financial expenses include the interest related to Vinci SPS’ acquisition. (3) Non - recurring expenses for 2022 are composed by expenses related to professional services to matters related to acquisitions and to our international corporate organization. (4) DE per share is calculated considering the number of outstanding shares at the end of the current quarter. Full year valu es are calculated as the sum of the last four quarters. Notes to page 11 (1) Long - term AUM includes funds with lockups for at least five years to quasi - perpetual capital commitments. ▪ Notes to page 12 (1) Long term products include funds with former lockups superior to five years. (2) Private markets strategies include Private Equity, Real Estate, Credit, Infrastructure and Vinci SPS. ▪ Notes to page 13 (1) Accrued performance fees for the VCP offshore are as of 3Q'22. This occurs due to the 60 days timeline of the quarterly m ark up to be disclosed by the fund’s administrator. ▪ Notes to page 16 (1) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Full year val ues are calculated as the sum of the last four quarters. (2) FRE results present an upside from this quarter onwards, a result of the impact from management fees from Vinci SPS in a ful l quarter - basis, combined with the increase in average mgmt. fee rate recently raised and/or incorporated funds deploy capital. Certain funds present a positive upside to average management fee rates as these products charge higher fees as they deploy capital (highlights to Vinci SPS' third vintage and Vinci Credit Infra). (3) Asset management segments are: Private Equity, Real Estate, Credit, Infrastructure, Vinci SPS, Public Equities, Hedge Fun ds and IP&S. ▪ Notes to page 17 (1) PRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Full year val ues are calculated as the sum of the last four quarters.

43 Notes and Definitions (cont’d.) ▪ Notes to page 18 (1) GP investment income comes from proprietary investments made by Vinci Partners in its own Private Markets’ funds and othe r c losed - end funds across Liquid Strategies and IP&S segments with long - term lockups. (2) Financial income is income generated through investments made with our cash and cash equivalents in cash and bank deposit s, certificate of deposits and proprietary investments in Vinci Partners’ Liquid Funds, including funds from Public Equities, Hedge Funds, Real Estate and Credit. ▪ Notes to page 19 (1) Adjusted Distributable Earnings is calculated as Distributable Earnings excluding non - recurring expenses. (2) DE per share is calculated considering the number of outstanding shares at the end of the current quarter. Full year valu es are calculated as the sum of the last four quarters. ▪ Notes to page 20 (1) Cash and cash equivalents include certificate of deposits and federal bonds. Certificate of deposits are issued by Banco Bra desco (credit rating AAA evaluated by Fitch Ratings) with interest rates variable from 99.5% to 101% of CDI (interbank deposit rate). The certificates are readily convertible to known amounts of cas h a nd which are subject to an insignificant risk of changes in value. (2) Liquid funds’ value are calculated as investment at fair value as of December 30, 2022, in liquid funds from Vinci Partne rs’ public equities, hedge funds, credit segments and listed REITs. It also comprises the cash and certificate of deposits and federal bonds from Vinci Monalisa FIM. For more detail, see 4Q'22 Financia l S tatements filed within the SEC on February 14, 2023. (3) GP Fund Investments include Vinci Partners’ GP investments in private market funds and other closed - end funds across Liquid Strategies and IP&S segments with long - term lockups, calculated at fair value as of December 30, 2022. For more detail, please see slide 33 and the Financial Statements filed within the SEC on February 14, 2022. (4) Debt obligations include commercial notes and consideration payable. For more detail, see 4Q'22 Financial Statements file d w ithin the SEC on February 14, 2023. (5) Net Cash and Net Investments per share were calculated considering the number of outstanding shares at the end of each qu art er. ▪ Notes to page 30 (1) NAV is the net asset value of each fund. For listed vehicles, the NAV represents the Market valuation of the fund. (2) Atlas strategy includes the funds Atlas FIC FIM and Atlas Institucional FIC FIM. (3) Equilibrio Strategy incudes the IP&S Family of pension plans. (4) CDI is an average of interbank overnight rates in Brazil (daily average for the period). (5) Brazil stock market most relevant index. (6) IPCA is a broad consumer price index measured by the IBGE. (7) IMAB is composed by government bonds indexed to IPCA. IMAB 5 also includes government bonds indexed to IPCA with up to 5 Yea rs in duration.

44 Notes and Definitions (cont’d.) (8) IFIX is an index composed by listed REITs in the Brazilian stock Market. (9) If IMAB 5 Average is: i . less or equal to 2%, X=3% per year; ii. between 2% - 4%, X= Average IMAB 5+1% per year; iii. Between 4% - 5%, X=5% per year; IV. g reater or equal to 5%, X= IMAB 5 Average ▪ Notes to page 31 (1) Track record information is presented throughout this presentation on a pro forma basis and in local currency, excluding PIP E investments, a strategy that will be discontinued in VCP III. (2) Total commitments for VCP III include R$1.3 billion in co - investments. Track record presented for the VCP strategy as of 3Q' 22, due to fund’s administrator timeline to disclose the quarterly markup of the fund. (3) Track record for VIR strategy is presented as of 3Q'22, due to fund’s administrator timeline to disclose the quarterly ma rku p of the fund. (4) Track record for Vinci SPS strategy is presented as of 4Q'22. (5) Track record for FIP Infra is presented as of 3Q'22. (6) Track record for VIAS is presented as of 3Q'22. (7) Track record for VFDL is presented as of 4Q’22. (8) Track record for Vinci Credit Infra is presented as of 4Q’22. ▪ Notes to page 32 (1) US$ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 5.2546, as of February 10, 202 3, when dividends were approved by our Board of Directors. (2) Per Share calculations are based on end of period Participating Common Shares. (3) Actual dividends per common share are calculated considering the share count as of the applicable record date. ▪ Notes to page 34 (1) The remaining capital committed in FIP Infra Transmissão and FIP Infra Transmissão co - investment will not be called by the f und, which is already in divestment period. ▪ Notes to page 35 (1) International mandates have several different benchmarks across its vehicles. (2) The preferred return w/ catch - up rule applies to funds for which the vehicle must pay back its limited partners 100% of the invested capital corrected by the preferred return rate so it can charge performance fees. Once the preferred return rate is achieved, due to the catch - up clause, performance fees are charged over the absolute return of the fund instead of the excess return over the preferred rate. (3) Hurdle Rate is the minimum return the fund must achieve before it can charge performance fees. In most cases, funds with hur dle rate also are under a high - water mark clause . (4) Funds with preferred return must return 100% of invested capital corrected by the preferred return rate to its limited pa rtn ers in order to charge performance fees.

45 Notes and Definitions (cont’d.) (5) IPCA is a broad consumer price index measured by the IBGE. (6) IMAB 5 is composed by government bonds indexed to IPCA with up to 5 years in duration. (7) IBOV is the Brazilian stock market's most relevant index; (8) FTSE is London's stock market most relevant index. (9) IFIX is an index composed by listed REITs in the Brazilian stock exchange. (10) The CDI rate is a result of the average interbank overnight rates in Brazil (daily average for the period). (11) IMAB is composed by government bonds indexed to IPCA (inflation rate) plus a fixed interest rate. ▪ Notes to page 37 (1) Other items comprise the income/(loss) generated by contingent consideration adjustment and financial expenses related to ac quisitions. (2) Non - recurring expenses for 2022 are composed by expenses related to professional services to matters related to M&A and to o ur international corporate organization. (3) Income taxes are comprised of taxes calculated over our corporate income tax and social contribution taxes. We are taxed on an actual taxable profit regime, while part of our subsidiaries are taxed based on deemed profit. (4) Contingent consideration adjustment (after - tax) related to Vinci SPS’ acquisition, reflects the change in the earn out’s fai r value to be paid in 2027. On December 30, 2022, Vinci revaluated the fair value of the obligation based on the economic conditions at the year end, resulting in a decrease of the contingent considera tio n fair value. The variation was recognized as an income in the financial result. ▪ Notes to page 39 (1) Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000.00 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity's subsidiaries adopted this tax regime and the effect of the presumed profit of su bsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

46 Notes and Definitions (cont’d.) ▪ “Fee related earnings”, or “FRE”, is a metric to monitor the baseline performance of, and trends in, our business, in a manne r t hat does not include performance fees or investment income. We calculate FRE as operating profit less (a) net revenue from realized performance fees, less (b) net revenue from unrealized p erf ormance fees, plus (c) compensation allocated in relation to performance fees. ▪ “FRE Margin” is calculated as FRE over total net management and advisory fees. ▪ “Distributable Earnings”, or “DE”, is used as a reference point by our board of directors for determining the amount of earni ngs available to distribute to shareholders as dividends. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) inc ome taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from GP investment income, less (e) unrealized ga in from financial income, plus (f) income taxes on unrealized gain from GP investment income, plus (g) income taxes on unrealized gain from financial income. ▪ “DE Margin” is calculated as DE over the sum of management and advisory fee related revenues, realized performance revenue, r eal ized GP investment income and realized financial income, net of revenue tax. ▪ “Performance Related Earnings”, or “PRE”, is a performance measure that we use to assess our ability to generate profits from re venue that relies on outcome from funds above their respective benchmarks. We calculate PRE as operating profit, less (a) net revenue from fund management and advisory, less (b) operating exp enses, such as segment personnel, G&A, corporate center and bonus related to management and advisory. ▪ “Segment Distributable Earnings” is Vinci Partners’ segment profitability measure used to make operating decisions and assess pe rformance across the company’s four segments (Private Markets, Liquid Strategies, Investment Products and Solutions and Financial Advisory). Segment Distributable Earnings is calc ula ted as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP inv estment income. ▪ “AUM” refers to assets under management. Our assets under management equal the sum of: (1) the fair market value of the inves tme nts held by funds plus the capital that we are entitled to call from investors in those funds pursuant to the terms of their capital commitments to those funds (plus the fair market va lue of co - investments arranged by us that were made or could be made by limited partners of our corporate private equity funds and portfolio companies of such funds); (2) the net asset valu e o f our public equity funds, hedge funds and closed - end mutual funds; and (3) the amount of capital raised for our credit funds. AUM includes double counting related to funds from one segm ent that invest in funds from another segment. Those cases occur mainly due to (a) fund of funds of investment products and solutions segment, and (b) investment funds in general that inv est part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash. Such amounts are eliminated on consolidation. T he bylaws of the relevant funds prohibit double - charging fees on AUM across segments. Therefore, while our AUM by segment may double - count funds from one segment that invest in funds from anoth er segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on re ven ues in our results of operations. ▪ Net Cash and Investments include cash and cash equivalents and the fair value of investments in liquid funds and GP Fund Inve stm ents. Cash and cash equivalents include cash, certificate of deposits, which are issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates from 99.5% to 10 1% of CDI.

47 Notes and Definitions (cont’d.) ▪ “Net revenue from Fund Management and Advisory” is a performance measure that we use to assess our ability to generate profit s f rom our fund management and advisory business without measuring for the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Management and Ad vis ory as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees. ▪ “Total compensation and benefits” is the result of the profit sharing paid to our employees as (a) bonus compensation related to management advisory and (b) performance - based compensation. ▪ “Segment personnel expenses” are composed of the salary - part compensation paid to employees and partners of our funds’ managemen t teams. ▪ “Corporate center expenses” are composed by the salary - compensation paid to employees and other general and administrative expen ses related to our support teams, such as research, risk, legal & compliance, investor relations, operations and ESG. ▪ “Other general and administrative expenses” is made up of third - party expenses, depreciation and amortization, travel and repres entation, marketing expenses, administrative fees, non - operating taxes, third - party consultants’ fees, such as legal and accounting, and office consumables. ▪ “GP investment income” is income from proprietary investments made by us in our own Private Markets’ funds, used as GP Commit men ts. ▪ “Financial income” is income generated through the investments made with our cash and cash equivalents in cash and bank depos its , certificate of deposits and proprietary investments in our Liquid Funds from our public equities and hedge funds’ segments and listed REITs from our real estate segment. ▪ “Leasing expenses” include costs from the company’s sub - leasing activities. ▪ “Income taxes” is comprised of taxes on our corporate income tax and social contribution taxes. We are taxed on an actual tax abl e profit regime, while our subsidiaries are taxed based on deemed profit. ▪ “Capital Subscription / (capital return)” represents the net capital commitments and capital returns from our Private Markets ’ c losed end and listed funds. ▪ “Net Inflows / (outflows)” represent the net inflows and outflows from our liquid funds from our liquid strategies, IP&S and cre dit segments. ▪ “Appreciation / (depreciation)” represents the net capital appreciation/depreciation from our funds, which refers to the incr eas e or decrease of the funds’ investment’s value. ▪ “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is ca lcu lated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees. ▪ “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to ze ro in a discounted cash flow analysis.

48 Funds/strategies’ descriptions ▪ Vinci Multiestratégia : The fund seeks to achieve long - term returns by investing in fixed income assets, through strategies that imply interest rates and currency risks. ▪ Vinci Atlas: The fund seeks to achieve long - term returns by investing across all strategies within fixed income, equities, curre ncy, derivatives, commodities and other investment funds with no obligation of any class concentration. ▪ Vinci Mosaico FIA: Public Equities’ long only flagship strategy. The strategy seeks to achieve long - term returns above Brazilian equities mar ket ( Ibovespa ) based on a fundamental analysis. ▪ Vinci Gas Dividendos : Public Equities’ dividends flagship strategy. The strategy seeks to achieve long - term returns by investing in companies with a consistent history of paying dividends in the Brazilian stock market. ▪ Vinci Total Return: The fund seeks to achieve medium and long - term returns by investing most of its capital in the Brazilian sto ck market, through bottom up and top - down strategies. ▪ Vinci Valorem: IP&S flagship commingled fund with exposure to fixed income assets, foreign exchange currency and derivatives. ▪ Equilibrio Strategy: IP&S family of pension plan funds. The strategy seeks to achieve long - term returns by investing across all strategies within fixed income, equities, currency, derivatives, commodities and other investment funds, respecting limitations in regulation. ▪ Vinci Selection Equities: The fund seeks to beat the Brazilian stock market index by investing in other funds that invest in Bra zilian public equities. ▪ Vinci Crédito Imobiliário I: The fund seeks to achieve long - term returns by investing in real estate mortgage - backed credit security bonds. ▪ Vinci Crédito Estruturado Multiestratégia PLUS FIC FIM: The fund seeks to achieve consistent returns by investing in private structured credit bonds. ▪ VISC11: Shopping malls listed REIT, focused on acquiring income - generating shopping malls in Brazil. ▪ VILG11: Industrial listed REIT focused on acquiring mature income - generating industrial properties in Brazil. ▪ VINO11: Listed REIT focused on acquiring mature income - generating boutique office real estate assets in Brazil. ▪ VIFI11: Listed REIT that invests in other listed REITs and real estate mortgage - backed credit security bonds. ▪ VIUR11: perpetual capital listed REIT, focused on income generation to its quota holders through the acquisition of urban com mer cial properties in Brazil, such as street retail, grocery, healthcare, and educational focused real estate properties. ▪ VCRI11: Listed REIT that aims to invest in MBS, while also being able to invest in listed REITs with similar investment strat egi es. ▪ VICA11: VICA is a perpetual capital fund that shall invest in a diversified credit portfolio within the Agri sector in Brazil . ▪ Vinci FOF Imobiliário : Fund of Funds that invests in other listed REITs, combining income with capital gain.

Rio de Janeiro 55 21 2159 6000 Av. Bartolomeu Mitre, 336 Leblon - 22431 - 002 São Paulo 55 11 3572 3700 Av. Brigadeiro Faria Lima, 2.277 14 o andar Jardim Paulistano - 01452 - 000 Recife 55 81 3204 6811 Av. República do Líbano, 251 - Sala 301 Torre A - Pina - 51110 - 160 Nova York 1 646 559 8000 780 Third Avenue, 25 th Floor - 10017 Rio de Janeiro 55 21 2159 6000 Av. Bartolomeu Mitre, 336 Leblon – 22431 - 002 São Paulo 55 11 3572 3700 Av. Brigadeiro Faria Lima, 2.277 – 14 o andar Jardim Paulistano – 01452 - 000 55 11 3230 2541 | Vinci SPS Rua Iguatemi , 448 – CJ 601 Itaim Bibi – 01451 - 010 55 16 2101 4641 | Ribeirão Preto Av. Presidente Vargas, 2.121 – Sala 106 Jardim América – 14020 - 260 Recife 55 81 3204 6811 Av. República do Libano , 251 – Sala 301 – Torre A Pina – 51110 - 160 New York 1 646 559 8000 780 Third Avenue, 25 th Floor 10017